Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(365)	$(67)	$(975)	$(843)
Fixed Charges	454	467	1,392	1,414

Total Earnings	$89	$400	$417	$571

Fixed Charges
Interest Expense	$445	$456	$1,364	$1,376
Amortization of Debt Costs	7	10	23	33
Interest Element of Rentals	2	1	5	5

Total Fixed Charges	$454	$467	$1,392	$1,414

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended September 30, 2007 and 2006 were insufficient to cover fixed charges by $365 million and $67 million, respectively. Earnings for the nine months ended September 30, 2007 and 2006 were insufficient to cover fixed charges by $975 million and $843 million, respectively. As a result of such deficiencies, the ratios are not presented above.